CHINA FINANCE ONLINE COMPLETES ACQUISITION OF STOCKSTAR.COM

BEIJING, October 2/Xinhua-PRNewswire/ — China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced that on October 1, 2006, it closed the acquisition of Stockstar Information Technology (Shanghai) Company Limited (“Stockstar”) on terms previously disclosed. On the same day, an affiliate of China Finance Online closed the acquisition of a related company of Stockstar that operates Stockstar.com.

About China Finance Online Co. Limited

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

For further information please contact:

Jing Wu

China Finance Online Co. Limited

Tel: (86-10) 58325288

Email: ir@jrj.com